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                          March 23, 2022

       Donald Newman
       Chief Financial Officer
       ALLEGHENY TECHNOLOGIES INC
       1000 Six PPG Place
       Pittsburgh, Pennsylvania 15222

                                                        Re: ALLEGHENY
TECHNOLOGIES INC
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K furnished
February 2, 2022
                                                            File No. 001-12001

       Dear Mr. Newman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview of 2021 Financial Performance, page 19

   1. We note that throughout the document, and in particular within MD&A, you disclose the non-GAAP financial
measure, Adjusted EBITDA. Please revise to label this measure as a
                                                        Non-GAAP financial
measure and include the disclosures required by Item 10(e) of
                                                        Regulation SK. In this
regard, please revise to include a reconciliation of Adjusted
                                                        EBITDA to its most
comparable GAAP measure, which would be net income (loss). This reconciliation should
also begin with the comparable GAAP measure. See Question
                                                        103.01 of SEC Staff   s
Compliance & Disclosure Interpretation on Non-GAAP Financial
                                                        Measures updated April
4, 2018.
 Donald Newman
FirstName  LastNameDonald Newman
ALLEGHENY      TECHNOLOGIES   INC
Comapany
March      NameALLEGHENY TECHNOLOGIES INC
       23, 2022
March2 23, 2022 Page 2
Page
FirstName LastName
Results of Operations, page 20

2. We note your disclosure of Total segment EBITDA on page 23 of your filing. Please note that although Segment EBITDA is a disclosure required in the notes to the financial statements by ASC 280, Total Segment EBITDA would be considered a non-GAAP measure when disclosed outside the notes to the financial statements. Please revise to remove this measure, or alternatively, provide the disclosures required by Item 10(e) of
         Regulation S-K as they apply to Total Segment EBITDA.
Financial Condition and Liquidity, page 33

3. We note your disclosure on page 35 of managed working capital, which does not appear to be consistent with the definition of working capital as defined in the FASB Codification
         Master Glossary. In this regard, please provide all the non-GAAP financial measure disclosures required by Item 10(e) of Regulation S-K. Additionally, please note that Item
         10(e)(1)(ii)(A) indicates that a non-GAAP measure must not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures EBIT and EBITDA. In this regard we note that your managed working capital measure excludes the short-term portion of current debt and other current liabilities which would appear to require cash settlement. Please revise or advise accordingly.
4. We note your disclosure on page 37 of Net Debt to Adjusted EBITDA, Total Debt to ATI
         Capital, and Net Debt to ATI Capital, all of which appear to represent Non-GAAP financial measures. In this regard, the amount used for total ATI
stockholders    equity in
         the total debt to ATI capital and net debt to ATI capital measures, does not correspond to the comparable GAAP amount included in the audited financial statements. Please revise to include the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of the measures to the most comparable GAAP measure. Notes to the Financial Statements
Note 2. Revenue, page 62

5. We note that the chart on page 24 of MD&A, which discloses revenue by market type, is more detailed than the disaggregated revenue disclosure in Note 2 to the financial statements. Please revise your disclosure in Note 2 to include similar detailed level of revenue by market or explain to us why you do not believe that information is required.
         See guidance at ASC 606-10-55-90.
Note 18. Segments, page 96

6. We note you disclose Segment EBITDA as your segment profitability measure as required under ASC 280. We also note on page 97 that within this footnote disclosure, you disclose Total ATI Adjusted EBITDA. Please note that this measure is considered a Non-
         GAAP financial measure and therefore must not be presented in the notes to the financial
 Donald Newman
ALLEGHENY TECHNOLOGIES INC
March 23, 2022
Page 3
         statements in accordance with Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise accordingly.
Form 8-K furnished February 2, 2022

Exhibit 99.1 Earnings Release, page 1

7. We note that your earnings release furnished on Form 8-K on February 2, 2022 discloses several Non-GAAP financial measures, including Total Segment EBITDA, Total ATI
         Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted EPS, Managed Working
         Capital, Net Debt to ATI Capital and Total Debt to ATI Capital. Please revise to clearly indicate that these are Non-GAAP financial measures and include the disclosures required by Item 10(e)(i) of Regulation S-K for each of these Non-GAAP measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-
3629 with any questions.



FirstName LastNameDonald Newman                              Sincerely,
Comapany NameALLEGHENY TECHNOLOGIES INC
                                                             Division of
Corporation Finance
March 23, 2022 Page 3                                        Office of
Manufacturing
FirstName LastName